September 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Filed on June 27, 2019
File No. 333-232377

Dear Mr. Jones:

Modular Medical, Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 23, 2019 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.	Please disclose the fixed price at which the securities will be sold in this offering. See Item 501(b)(3) of Regulation S-K. Depending on your responses to the other comments in this letter, you may disclose, if true, that the selling shareholders will sell at the disclosed fixed price per share until your shares are quoted on the OTC Bulletin Board or in the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or at privately negotiated prices.* Please also make corresponding changes elsewhere in the prospectus.

To comply with the Staff’s comment, we have made the requested change on the Prospectus cover page and Plan of Distribution section of the Prospectus and have added the following risk factor which incorporates such disclosure in the “Risk Factor” section of the Prospectus.

* As requested by the Staff the last 4 words of such sentence replaced the words “in privately negotiated transactions”

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“Our shares of common stock are quoted on the OTC Pink Open Market; and there currently is no active trading market for our shares.

Our shares of common stock are traded on the OTC Pink Open Market. There is currently no active trading market and for at least the prior 3 years there has been no active trading market for our common stock. There can be no assurance that an active trading market for our common stock will ever develop or if one develops it will be sustained. Furthermore, because our shares of common stock are traded on the OTC Pink Open Market, the Selling Shareholders will only offer and sell their shares at a fixed price of $3.00 per share until our shares are quoted on the OTC Bulletin Board or in the OTCQX or OTCQB marketplace of the OTC Link, and , thereafter, at prevailing market prices or previously negotiated prices.”

2.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company acknowledges the Staff’s comment. We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which selling shareholders are acting as underwriters selling on behalf of an issuer as the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the Selling Shareholders (as defined below), are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 9,658,201 shares of the Company’s common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company. The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

I.	Background.

On July 24, 2017, pursuant to a Common Stock Purchase Agreement, dated as of July 24, 2017, by and among, the purchasers named therein and the Company (the “2017 SPA”), the Company sold to such purchasers in a private placement (the “2017 Placement”) an aggregate 7,801,213 shares of its common stock at a purchase price of $0.66 per share, resulting in gross proceeds to the Company of $4,731,872. Between November 2018 and March 29, 2019, pursuant to a Common Stock Purchase Agreement, dated as of November 19, 2018, by and among, the purchasers named therein and the Company (the “2018 SPA” and together with the 2017 SPA, collectively, the “SPAs”), the Company sold to such purchasers in a private placement (the “2018 Placement” and together with the 2017 Private Placement, collectively, the “Private Placements”) an aggregate of 1,856,988 shares at a purchase price of $2.25 per share, resulting in gross proceeds to the Company of $4,142,666. At each closing of the 2 Private Placements, the purchasers paid the full purchase price for their Shares.

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Substantially all of the 9,658,201 shares (each a “Share”), sold to purchasers (each a “Selling Shareholder”), in the 2 Private Placements are included for resale in the Registration Statement. The Registration Statement was filed with the Commission on June 27, 2019.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent.  As such, it is fact-specific.  In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that the determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction.

The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.

II.	Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the Shares are being registered for resale or other disposition by each of the Selling Shareholders only and no Shares or other securities are being registered for the Company. Proceeds from the sale of any Share are solely for the account of the Selling Shareholders.

With regard to the Staff’s comment, we note that C&DI 612.09 indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares;
2.	the circumstances under which they have received them;
3.	their relationship to the issuer;
4.	the amount of shares involved;
5.	whether the selling shareholders are in the business of underwriting securities; and
6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

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III.	Analysis

We have analyzed the factors set forth in C&DI 612.09 and believe that this analysis provides confirmation that the resale of the Shares being registered for the Selling Shareholders in the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The following is a summary of our analysis of these factors.

              A.           How Long the Selling Shareholders Have Held the Shares. The longer the Shares have been held, the less likely it is that the Selling Shareholders are acting as conduits (underwriters) for the Company and the more likely it is that the Selling Shareholders acquired the Shares as long-term investors. All of the Selling Shareholders who purchased their respective Shares (7,801,213 in the aggregate), in the 2017 Private Placement have held their Shares since July 24, 2017 (in excess of 2 years). All of the Selling Shareholders who purchased their respective Shares (1,856,988 in the aggregate), in the 2018 Private Placement, have held their Shares since November 19, 2018 (in excess of 8 months), except for 2 small Selling Shareholders, Solas Capital Partners II, LP and William Meehan IRA, who purchased their 70,556 aggregate amount of Shares on approximately March 29, 2019. During the time commencing on the July 24, 2017 closing date of the 2017 Placement through and including the date of this letter, to the Company’s knowledge, no Selling Shareholder has sold or otherwise transferred any of its Shares.

In addition, the Selling Shareholders acquired the Shares knowing that there was no active trading market for the Shares and that they could not liquidate their Shares. In fact, for at least the 3 year period prior to the date of this letter, to the Company’s knowledge, there has been no active trading market for the Shares and virtually no existing trading market in the Company’s shares of common stock on the OTC Pink Open Market. In short, no Selling Shareholder could have any reasonable expectation that the market could absorb even a small amount of Shares, let alone 9,658,201 Shares, which provides further evidence that none of the Selling Shareholders intended to act and/or are acting as conduits (underwriters) for the Company.

Substantially all of the Shares included in the Registration Statement have been held by the Selling Shareholders for approximately 2 years or 8 months (as applicable). The Selling Shareholders held their Shares for 13 months or 3 months (as applicable) prior to the filing of the Registration Statement. These lengthy holding periods are substantially longer than the periods required by the Staff for valid “PIPE” (private-investment, public-equity) transactions.

In a prior C&DI, the Staff codified its “PIPEs” interpretation (the “PIPEs Interpretation”) by providing in relevant part that:

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“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at marketrisk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of 2 years or 8 months as indicated above should be sufficient for a valid secondary offering.

The above lengthy holding periods and the non-liquid market for the Shares indicates that the Shares were not acquired by the Selling Shareholders with a “view to distribution.” The Selling Shareholders have borne market risk associated with owning the Shares since they purchased their Shares at a fixed price without the ability to influence the consummation of the transaction or the purchase price per Share. It is our understanding that the Staff has become increasingly concerned with transactions that include significant price adjustments and ratchet provisions, which was not the case here. This was a sale of common stock only, whereas the transactions that have historically concerned the Staff have involved convertible securities containing price adjustment mechanisms. These circumstances distinguish potential resales of Shares by the Selling Shareholders from a primary offering by the Company or an underwriter acting on its behalf. Although it should be noted that in the SPA for the 2018 Placement, the purchasers negotiated for a limited anti-dilution provision, such provision terminated by its terms prior to the filing of the Registration Statement and no additional securities of the Company were issued to any Selling Shareholder or any other person pursuant to such provision.

             B.           The Circumstances Under Which the Selling Shareholders Received the Shares. All of the Selling Shareholders purchased their Shares in a bona fide, arms-length private placement transactions pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. The Selling Shareholders who purchased their Shares in the 2017 Placement received no registration rights with respect to their Shares. With regard to the Selling Shareholders who purchased their Shares in the 2018 Placement, the Company agreed to use its commercially best efforts to file a registration statement with the SEC within 90 days after the final closing of the 2018 Placement, which date was June 29, 2019, two days after the date that the Company filed the Registration Statement with the Commission. The registration rights were a condition subsequent to the purchase of the Shares by the Selling Shareholders not a condition precedent; and did not require that the Registration Statement become effective on a specified date. Moreover, such registration rights contained no required payment or share issuance if the Company failed to meet any filing or effectiveness deadlines. In most PIPEs transactions, purchasers require the resale registration statement be filed immediately or shortly following closing (typically 30 days after the closing date), and be declared effective shortly thereafter (typically 90 days after the closing date) and contain substantial penalties if the issuer fails to meet such deadlines.

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The SPAs contain provisions that are relevant to each Selling Shareholder’s intent to resell the Shares. Each Selling Shareholders represented and warranted in the SPAs that (i) it was acquiring the Shares for investment for its own account, not as a nominee and not with a view to the resale or distribution of any part thereof, and that it had no present intention of selling, granting any participation in, or otherwise distributing its Shares, (ii) it had no contract, understanding, agreement or arrangement with any person to sell, transfer or grant any participation to any such persons or to any 3rd person with respect to its Shares. In the SPAs, each Selling Shareholder also made other customary investment and private placement representations to the Company. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that any of the Selling Shareholders had any plan to act in concert with a third party or to effect a distribution of Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Substantially all of the gross cash proceeds from the Company’s sale of the Shares issued at the closing of the 2 Private Placements went directly to the Company. None of the Selling Shareholders received any of such proceeds nor any commission or other compensation from the Company in connection with the 2 Private Placements.

These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

             C.           The Relationship of the Selling Shareholders to the Company.

              (1)          The Affiliated Selling Shareholders who may be deemed Affiliates of the Company.

The following four (4) Selling Shareholders may be deemed affiliates (as defined in the Securities Act of 1933, as amended), of the Company: James E. Besser, Manchester Explorer L.P. (“Manchester”), JEB Partners LP (“JEBP” and together with Manchester, the “JEB Funds”) and the Paul DiPerna Trust (the “DiPerna Trust” and together with Mr. Besser and the JEB Funds, collectively, the “Affiliate Selling Shareholders”).*

The Affiliate Selling Shareholders purchased and currently hold 6,326,061 Shares of the 9,658,201 Shares sold to Selling Shareholders in the 2 Private Placements. Column 3 of the below table and the footnotes thereto, set forth each Affiliate Selling Shareholder’s amount of Shares purchased in the 2 Private Placements.

* Morgan Frank is a director of the Company and may be deemed an affiliate of the JEB Funds. Mr. Frank is 47 years old, graduated from college in 1994 and has been living in his own residence and supporting himself for over 25 years. The trustees of the Frank Family Trust (the “FF Trust”) are Mr. Frank’s mother and father. The FF Trust holds and is the registered owner of 489,999 Shares, of which it purchased 378,778 Shares in the 2017 Placement and 111,111 Shares in the 2018 Placement. The FF Trust is a Selling Shareholder and all such 489,999 Shares are being registered for resale in the Registration Statement. As provided in the trust documents, Mr. Frank is not a trustee of the FF Trust and does not have sole or shared voting power or investment power of any of such 489,999 Shares. As a result, the Company does not believe the FF Trust is an affiliate of Mr. Frank or the Company. As a result, the FF Trust is not being viewed by the Company as an Affiliate Selling Shareholder. Mr. Frank disclaims beneficial ownership of all 489,999 Shares held by the FF Trust.

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Name of Affiliate Selling Shareholder	Shares of Common Stock Beneficially Owned Pre- Offering (1)		% Owned Beneficially Pre- Offering (1)(2)	Shares of Common Stock to be offered for Affiliate Selling Shareholder’s account (3)		Shares of Common Stock Beneficially Owned Post- Offering (1)	% Beneficially Owned Post- Offering (1)(2)

James E. Besser	6,384,691	(4)	35.73%	88,889	(5)	6,295,802	35.23%
JEB Partners, LP	6,384,691	(4)	35.73%	917,576	(6)	5,467,115	30.60%
Manchester Explorer, LP	6,384,691	(4)	35.73%	5,016,566	(7)	1,368,125	7.66%
Paul DiPerna Trust	7,638,117	(8)	42.74%	303,030	(9)	7,335,087	41.05%

(1)	Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or investment power. Shares of common stock subject to options, warrants or other convertible securities that are exercisable or convertible currently or within 60 days, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

(2)	Percentages are based on 17,870,261 shares of common stock outstanding as of June 30, 2019.

(3)	Represents shares of our common stock issued exclusively in the 2017 Placement and the 2018 Placement.

(4)	Includes (i) 180,830 shares directly held by Mr. Besser, which shares were received in the Acquisition in exchange for Mr. Besser’s shares of Quasuras; (ii) 88,889 shares directly held by Mr. Besser who purchased such shares in the 2018 Placement; (iii) 4,545,455 shares held by Manchester who purchased such shares in the 2017 Placement; (iv) 471,111 shares held by Manchester who purchased such shares in the 2018 Placement; (v) 757,576 shares held by JEB Partners who purchased such shares in the 2017 Placement; (vi) 160,000 shares held by JEB Partners who purchased such shares in the 2018 Placement; and (vii) 180,830 shares held by Mr. Frank, which shares were received in the Acquisition in exchange for Mr. Frank’s shares of Quasuras. Mr. Besser as the managing member and Mr. Frank as the portfolio manager and consultant of Manchester Management, LLC (“MMC”), the general partner of Manchester and JEB Partners, have shared voting and dispositive power over shares held by Manchester and JEB Partners. Such person disclaims beneficial ownership of all shares not directly held by such person and this letter shall not be deemed an admission that such person is the beneficial owner of these shares for any purpose, except to the extent of such person’s pecuniary interest therein.

(5)	Includes shares purchased in the 2018 Placement.

(6)	Includes (i) 757,576 shares directly held and purchased in the 2017 Placement; and (ii) 160,000 shares directly held and purchased in the 2018 Placement. Such person disclaims beneficial ownership of all shares not directly held by such person and this letter shall not be deemed an admission that such person is the beneficial owner of these shares for any purpose, except to the extent of such person’s pecuniary interest therein.

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(7)	Includes (i) 4,545,455 shares purchased by Manchester in the 2017 Placement; and (ii) 471,111 shares purchased by Manchester in the 2018 Placement. Such person disclaims beneficial ownership of all shares not directly held by such person and this letter shall not be deemed an admission that such person is the beneficial owner of these shares for any purpose, except to the extent of such person’s pecuniary interest therein.
(8)	Includes (i) 303,030 shares held directly by the Paul DiPerna Trust, which shares were purchased by the Paul DiPerna Trust in the 2017 Placement; (ii) 7,270,400 shares acquired by Mr. DiPerna in the Acquisition in exchange for his shares of Quasuras; and (iii) 64,687 shares issuable upon exercise of fully vested stock options issued to Mr. DiPerna under our ESOP (as defined below). Mr. DiPerna is our Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Director. Such person disclaims beneficial ownership of all shares not directly held by such person and this letter shall not be deemed an admission that such person is the beneficial owner of these shares for any purpose, except to the extent of such person’s pecuniary interest therein.
(9)	Include shares purchased in the 2017 Placement.

Although the 4 Affiliate Selling Shareholders may be deemed affiliates of the Company, the Staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings.  Please see Securities Act Forms C&DI 216.14 (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer”).

Paul DiPerna is the Chairman and Chief Executive Officer of the Company. Mr. DiPerna is the trustee of the DiPerna Family Trust. As set forth in Mr. DiPerna’s biography in the “Management” section of the Registration Statement, Mr. DiPerna has over 30 years of experience in developing, designing, obtaining FDA approval, managing and commercializing medical devices, including insulin and hospital based pumps while holding a variety of executive and non-executive positions while working for such industry leaders as Baxter Healthcare, Inc. and Tandem Diabetes Care, Inc., in addition to other public and private entities. On July 24, 2017, the Company acquired Quasuras, Inc. (“Quasuras”), of which Mr. DiPerna owned 93.33% and was the sole officer and director. As consideration for such acquisition, the Company issued to Mr. DiPerna 7,270,400 shares of common stock. To demonstrate his commitment to the Company, in the 2017 Placement, the DiPerna Trust purchased 303,030 Shares. As of the date hereof, Mr. DiPerna and the DiPerna Trust beneficially own 7,588,117 shares of common stock of the Company (42.38% of the issued and outstanding common stock). To date, neither Mr. DiPerna nor the DiPerna Trust has sold any shares of common stock. The 303,030 Shares the DiPerna Trust is registering for resale under the Registration Statement represents only 3.13% of the Shares purchased by all Selling Shareholders in the 2 Private Placements, less than 4% of the common stock beneficially owned by Mr. DiPerna and the DiPerna Trust and less than 3.38% of the issued and outstanding common stock of the Company. Even if the DiPerna Trust were to sell all of the 303,030 Shares covered by the Registration Statement, the DiPerna Trust would continue to beneficially own 40.83% of the issued and outstanding common stock of the Company.

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It is also significant to note that as indicated above, Mr. DiPerna acquired 7,588,117 shares of common stock of the Company in consideration for his sale of Quasuras to the Company. Notwithstanding such substantial ownership in the Company, Mr. DiPerna, through the DiPerna Trust, acquired such additional 303,030 Shares in the 2017 Placement to further show his belief and commitment to the Company. All of such Shares were purchased for cash similar to each other investor. This further demonstrates that the actions of Mr. DiPerna do not equate to those of an underwriter in a primary offering.
Manchester and JEBP (the JEB Funds) were formed in 2004 and 1999, respectively. The JEB Funds perform due diligence and invest in public companies in a wide range of industries including life sciences, biotechnology and medical devices. Since 2013, Manchester and JEBP have collectively made over 30 direct investments in various public entities ranging in dollar sizes from $200,000 to $5,000,000. It is not uncommon for the JEBP Funds to take or seek to take large position portfolio companies that are illiquid and/or have limited liquidity and, following their initial purchases, add on in subsequent rounds. Because of its general long-term investment philosophy, the JEB Funds are very selective in the direct investments they make. They perform extensive due diligence on each direct investment they make, including background checks of management, the market for the issuer’s business and the industry that the issuer operates in.
Generally, the JEB Funds’ direct investments are long-term commitments to their portfolio companies. Their investment philosophy is based on investing in companies that they believe have significant long-term growth opportunities.
Often their direct investments are to pre-revenue, development stage companies. Because of this, these companies have limited, if any, market coverage and trading in their shares. While this factor may be significant to certain types of investment funds and investors, generally, this fact is not necessarily a significant factor to the JEB Funds as they are investing based on management and the fundamentals of their portfolio company and believe that if management and the company properly execute on the business plan, the market price of the stock and liquidity opportunities will eventually reflect the value of the issuer in the long term. This investment philosophy is extremely important when considering whether Mr. Besser and the JEB Funds are acting as conduits or underwriters on behalf of the Company. Nothing could be farther from the truth. Their purchase of the Shares is exactly in line with the JEB Funds historic direct investments and their long-term value investment philosophy. Their investment in the Shares was based upon extensive due diligence of Mr. DiPerna, the diabetes market and such person’s view of the market and need for an insulin pump similar to one that the Company is developing. They initially purchased Shares at $0.66 per Share and 15 months later at $2.25 per Share. To date, they have sold no Shares and knew when they purchased their Shares that there was no historic or current liquidity for the Shares. These factors, regardless of any additional factors, clearly demonstrate that Mr. Besser and the JEB Funds are not conduits or underwriters for the Company, but are long-term investors.

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Mr. Besser met Mr. DiPerna in approximately November, 2016. Prior to such time, neither Mr. Besser nor any of the JEB Funds knew or had any relationship with Mr. DiPerna, Quasuras or any of their affiliates.
Similar to nearly all other Selling Shareholders, all of the Shares purchased by Mr. Besser and the JEB Funds in the 2 Private Placements, are being registered for resale in the Registration Statement. It is significant to note, however, that such registration is not indicative of a desire to sell and/or distribute any such Shares, nor is it indicia of a primary offering. A significant reason the JEB Funds desire to have their Shares included in the Registration Statement is that, similar to other investment funds whose investment mandate is publicly traded companies, the JEB Funds require “liquid” securities in order to be able to assess and place a value on such Shares. Without registration, the Shares held by the JEB Funds are viewed as being illiquid even though a portion can be sold in any three month period under Rule 144. In the current economic environment, funds similar to the JEB Funds are under pressure to structure their investments so that their value is more quantifiable and predictable.

It is also significant to note that as set forth in Response 5 of this letter, Manchester, on April 26, 2017 purchased 2,900,000 shares of common stock from the Company for $375,000, or $0.13 per share. Manchester, as a condition to closing of the acquisition by the Company of Quasuras and the 2017 Placement agreed to sell all such 2,900,000 shares back to the Company for no gain, simply a return of his original purchase price. Because the Company wanted to use its limited available funds to fund operations, Manchester agreed to forego payment of such purchase price in cash and accepted 568,181 Shares in the 2017 Placement instead. However, as set forth above, the $375,000 original purchase price for such 2,900,000 shares represented a purchase price of $0.13 per share and the purchase price paid by Manchester in the 2017 Placement was $0.66 per share. Further to the above, this behavior is indicative of a long-term investor and not of a conduit or underwriter acting on behalf of the Company.

Substantially all of the 6,384,691 shares of common stock beneficially owned by Mr. Besser and each of the JEB Funds in the Company are Shares purchased by such persons in the 2 Private Placements. Other than as set forth in Response 5 below, the Company has indicated that to date, neither Mr. Besser nor any of the JEB Funds have sold any shares of common stock of the Company.

Each of the 4 Affiliate Selling Shareholders, as well as Messrs DiPerna and Frank, have represented that they are not in the business of underwriting securities.

We also note that many of the investments the Commission has historically been concerned with involve the use of beneficial ownership “blockers” to maintain an ownership percentage below the thresholds for triggering the filing of Schedule 13D and Schedule 13G filings for Forms 3 and 4 pursuant Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and being subject to the clawback of Section 16 of “short swing profits.”  Here, none of the 4 Affiliate Selling Shareholders is subject to any such beneficial ownership “blockers.”

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To the Company’s knowledge, there is no legal or business relationship between the other Selling Shareholders and the 4 Affiliate Selling Shareholders.

Other than as discussed in the footnotes to the table above, to the Company’s knowledge, there are no relationships between the Affiliate Selling Shareholders.

Each of the Affiliate Selling Shareholders has held their respective shares for (i) over 2 years with regard to Shares acquired in the 2017 Placement, and (ii) over 8 months with regard to Shares acquired in the 2018 Placement.
The Affiliate Selling Shareholders are not acting on behalf of the Company with respect to the Shares, the Company has no understanding or other contractual, legal or other relationship with any of the Affiliate Selling Shareholders that would control the timing, nature or amount of their resales of their Shares, and the Company will receive no proceeds from the sale, if any, of any of their Shares.

The facts set forth above support the view that the relationship of each of the 4 Affiliate Selling Shareholders with the Company has been that of (depending upon the particular Affiliate Selling Shareholder) either a long-term investor; or seasoned entrepreneurial executive officer/director of a development stage public company attempting to build a long term and sustainable business to offer hope to millions of long suffering diabetics, in line with such persons 30 plus years business history, experience and skill set. Such facts do not support the view that the relationship of such persons to the Company is that of underwriters or conduits of the Company in a primary securities offering.

(2)           The Other Selling Shareholders.

Except with respect to the 4 Affiliate Selling Shareholders, prior to their respective initial purchases of Shares in the 2 Private Placements, none of the other 28 Selling Shareholders (each an “Other Selling Shareholder”) had a prior relationship with the Company. The number of Shares purchased by the Other Selling Shareholders in the 2 Private Placements ranged from a high of 489,999 Shares representing beneficial ownership of 2.75% of the Company’s issued and outstanding shares of common stock to 8,882 Shares representing beneficial ownership of less than 1% of the Company’s issued and outstanding common stock. To the knowledge of the Company, all securities of the Company held by the Other Selling Shareholders consist solely of Shares purchased in the 2 Private Placements. To the Company’s knowledge, no Other Selling Shareholders has sold or otherwise transferred any of its Shares. None of the Other Selling Shareholders is subject to “blockers,” and, other than as set forth in the “Selling Shareholders” section of the Registration Statement, no such persons have relationships with each other or the 4 Affiliate Selling Shareholders. Such Other Selling Shareholders have held their Shares for the lengthy time periods set forth above, are not acting on behalf of the Company and other than the basic post-closing registration rights, do not have any understanding or other contractual relationship with the Company concerning the timing, nature or amount of their resale of Shares and the Company will not receive any proceeds from any resales of such persons’ Shares.

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              D.           The Amount of Shares Involved. As of the date hereof, the Company has 17,870,261 shares of common stock outstanding, of which approximately 961,660 shares were held by persons other than the Selling Shareholders, affiliates of the Company and affiliates of the Selling Shareholders.

It is our understanding that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless. In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the Staff began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have the resale of their shares registered.
In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.
Focusing on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who have very limited options to raise funds -- and seems contrary to the SEC’s public commitment to small business issuers, as evidenced by its actions to streamline small business capital raising (i.e. providing reporting and regulatory relief to smaller reporting companies and extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances).
A focus solely on numbers of shares to be registered also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to illegally distribute stock. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies.
Limiting the number of shares being registered does not effect any significant change in the circumstances of a proposed offering. If the Selling Shareholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell. It doesn’t change the investment intent of the Selling Shareholders or the ability of the Selling Shareholders to effect a distribution if, in fact, that was their intent. Based upon various facts set forth herein including, among other facts, that the Shares sold in the 2 Private Placements were only common stock and not securities with price adjustments and the lack of any active trading market in the common stock to accommodate even a sale of a small portion of the Shares, it is evident that the purchasers were not acting as underwriters. In fact, the significant number of shares purchased is evidence of that non-action.

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Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 602.09, and is not controlling. C&DI 602.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block.  That person will sell the block in a registered ‘at-the-market’ equity offering.  Rule 415(a)(4), which places certain limitations on ‘at the-market’ equity offerings, applies only to offerings by or on behalf of the registrant.  A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415 (a)(4).”

In addition, a C&DI regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer.  The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers.  The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3.  to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.  However, if the percentage is too high, it must be examined on a case-by-case basis.”

These interpretive positions make clear that holders of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer. In this case, we respectively submit, such facts are not present.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has no knowledge and believes that the Selling Shareholders have no agreements or understandings with any person with respect to the distribution of their Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

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“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any of the Selling Shareholders have conducted or intend to conduct any road shows or have taken any other actions to condition or “prime” the market for their Shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as the Selling Shareholders’ represented investment intent, the identity of the Selling Shareholders and the relationships of the Selling Shareholders to the Company, support the characterization of the registered transaction as a secondary offering of the Shares and not of a primary offering.

              E.            Whether the Selling Shareholders are in the Business of Underwriting. To the knowledge of the Company and representations of each of the Selling Shareholders made to the Company, none of the Selling Shareholders is in the business of underwriting securities.  At no time has any Selling Shareholder been affiliated with or acted as securities broker-dealers or representatives thereof.  Certain of the Selling Shareholders are investment funds (including the JEB Funds) focused on making equity and debt, control and non-control investments across broad and diverse industries.  Furthermore, as set forth above, each of the Selling Shareholders represented at the time of purchase of the Shares that it had no agreement or understanding to resell or distribute the Shares.

              F.           Whether Under all Circumstances It Appears the Selling Shareholders are Acting as a Conduit for the Company.

This transaction has none of the hallmarks of transactions which the Staff has historically had concerns with.
Specifically and as discussed above, the Company believes that the following factors weigh in favor of the conclusion that none of the Selling Shareholders are acting as conduits or underwriters for the Company in a primary offering but that the Selling Shareholders are acting solely for themselves as investors and that the transaction is a secondary offering by Selling Shareholders and the transaction covered by the Registration Statement is a valid secondary offering:
•	the Shares to be registered pursuant to the Registration Statement were issued in private placements to 32 selling shareholders in connection with the bona fide decision of the Selling Shareholders to engage in a long-term investment;
•	Each Selling Shareholder has represented in the SPAs that it was acquiring its Shares as principal for its own account and not with a view to or for distributing or reselling the shares;

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•	the Selling Shareholders have and continue to bear the full economic risk of their investment in the Shares by holding their Shares for either 2 years or 8 months;
•	Because of the extremely limited and illiquid market for the common stock, the Selling Shareholders when purchasing their Shares did not have any expectation of being able in the foreseeable future to sell even a limited number of their Shares much less over 9,658,201 Shares;
•	In connection with their purchase of their Shares, the Selling Shareholders did not receive any placement fees or commissions from the Company in connection therewith;
•	The Company filed the Registration Statement to comply with the registration rights set forth in the SPAs;
•	The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders;
•	The Selling Shareholders are acting on their own behalf and not on behalf of the Company;
•	the Staff’s prior position in C&DI 116.15 concludes that affiliates may validly engage in secondary offerings including even if they own over 50% of the issuers outstanding shares;
•	the 4 Affiliate Selling Shareholders’ histories, business and actions relating to the Shares do not demonstrate any characteristics of acting as a conduit of the Company, rather they demonstrate exactly who they are and their intentions with regard to the Shares- - long term investors and/or executive officers/directors of a company desiring to build a long term and sustainable business exactly in line with their historic career paths, business skills and history;
•	The Selling Shareholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities;
•	the amount of Shares involved is within the scope permissible by the Commission;
•	there were no beneficial ownership blockers and, in contrast to deals where such provisions are used to prevent purchasers from being subject to the provisions of Section 16, here all of the Selling Shareholders voluntarily subjected themselves to Section 16;
•	Although the number of shares of the Company’s common stock held by persons other than the affiliates of the Company, the Selling Shareholders and affiliates thereof, is substantial, there are clear explanations and reasons for such, including that Mr. Besser and the JEB Funds who beneficially own 6,381,691 shares of common stock purchased most of such shares in the 2 Private Placements as long term investors and to help fund the initial and continuing operations of the Company and the Shares are being registered in large part for fund valuation purposes; and that Mr. DiPerna and the DiPerna Trust beneficially own 7,558,117 shares of common stock but substantially all of such shares were issued to Mr. DiPerna for the acquisition of his company, which is the sole business of the Company; and
•	There is no evidence to suggest that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the Shares.

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Finally, the Company also notes that this is not a “toxic” PIPE transaction or transaction involving warrants or convertible notes. Rather, this is a registration involving a finite number of shares that have been held for a substantial time period and in all likelihood will be held for a substantially longer period of time.

The totality of the facts and circumstances surrounding the transaction demonstrates that the Selling Shareholders are not acting as a conduit in a distribution to the public. Rather, they are acting for their own account as long-term investors in an arms-length transaction with the Company.
The Company respectfully submits that, in light of all of the circumstances, the Selling Shareholders are not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the shares by the Selling Shareholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.
Should the Commission disagree with the foregoing conclusion, the Company would welcome an opportunity to further discuss such conclusion with the Commission.

Prospectus Summary, page 2

3.	Please explain clearly each material step you must take to reach commercialization of your technology to address the markets mentioned on page 26. Include the material hurdles before you are able to address these markets. If such detail is not appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your prospectus.

In response to the Staff’s request, we have added the following to the “Prospectus Summary” section of the Registration Statement:

“While we have substantially completed the general engineering and mechanical aspects of our current insulin pump prototype, prior to, commercializing, we still must successfully complete a number of material steps including:

•	Continue to modify, refine and finalize our prototype so that it:
-	meets the general needs and preferences of our almost pumper target market based in large part on the recommendations from Kirk Brote resulting from their analysis of feedback and other information obtained from almost pumpers and their caregivers
-	meets the general guidelines of third party payors, private and public insurance companies, preferred provider organizations and other managed care providers with particular focus on the guidelines established by the Center for Medicare and Medicaid Services, CMS which administrates the United States Medicare program. To assist us in making such modifications and refinements, we have retained PrecisionXtract Inc., an independent consulting firm, who is focused on ensuring that our product satisfies the coverage and reimbursement criteria of such third party payors.

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•	Continue to work closely with, Susan Finnerman, of Regulatory Compliance Experts, Inc., referred to in this prospectus as “our FDA regulatory consultant,” to complete, finalize and file our FDA submission including our pre-market notification to the FDA for 510(k) clearance and all other documentation necessary to obtain FDA approval of our insulin pump. This will include the following:
-	engage the FDA in a pre-submission conference to ensure that we understand and meet the FDA’s requirements, expectations and standards with regard to approval of our product. At this meeting, our team, including our FDA regulatory consultant, will receive FDA comments and guidance regarding our proposed submission during the pre-market notification period for 510(K) clearance (including any suggested modifications to the device description, indications for use or summary of supporting data contained in the notification). We currently expect such conference will be conducted near the end of the third quarter of 2019.
-	Prepare and ensure that our pre-market notification that will be part of our FDA submission, demonstrates that our insulin pump is substantially equivalent to an insulin pump previously cleared by the FDA and legally marketed to the public.
-	prepare our submission to the FDA, to include all of the appropriate results of tests (relating to, among other things, user effectiveness, sterility, pump efficiency and shipping compatibility) demonstrating safety and efficacy of our insulin pump in satisfaction of the mandates of the Federal Food, Drug and Cosmetics Act (the “FDCA”), including requirements with regard to registration and listing, labeling, medical device reporting and good manufacturing practices.
-	We currently expect to make this submission near the end of the last quarter of 2019 or in the first quarter of 2020.
•	Together with our FDA regulatory consultant, take such actions, if any, as may be required by the FDA as a condition to granting approval and providing 510(k) clearance for our insulin pump

•	At the point that we feel confident of the FDA approval and clearance process relating to our insulin pump, select a manufacturer of our insulin pump through a competitive bidding process

•	Retain appropriate sales and marketing personnel to develop, implement and launch a promotional campaign for our insulin pump substantially focused on our target market

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As with any medical device attempting to enter and successfully compete with existing products in an established and competitive marketplace, we will face significant hurdles to accomplish the above steps to commercialization including:

•	Obtaining FDA 510(K) clearance to market and sell our insulin pump to the public
•	Obtaining all other FDA approvals with regard to our product required by the FDCA
•	Educating endocrinologists, who typically prescribe pump usage, as to the superior qualities of our product
•	Demonstrating to general practitioners, who have been historically skeptical of the heightened support inherent in insulin pumps, of our product’s ease of use and convenience
•	Ensuring that our final product does in fact meet the needs of almost pumpers.
•	Overcoming the historic obstacles and reluctance of almost pumpers to using insulin pumps to treat their diabetes
•	Ensuring that third party payors agree to cover all or a substantial portion of the purchase price and recurring costs of the use of our insulin pump.”

The Company, page 2

4.	Please expand the disclosure in the third paragraph of this section to disclose the regulatory status of your insulin pump. Also, tell us whether the “substantial feedback” mentioned on page 2 has revealed any material disadvantages of your insulin pump.
To comply with the Staff’s comments, we have added the following language in the “Our Business” section of the Registration Statement:

“Before we can market our prototype insulin pump to the public, we will need to obtain FDA clearance. Our insulin pump is and will be subject to extensive and ongoing regulation by the FDA and other federal, state, and local regulatory bodies. FDA regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, labeling, post-market adverse event reporting, post-market surveillance, complaint handling, repair or recall of products, product storage, record keeping, pre-market clearance or approval, advertising and promotion, and sales and distribution.

Unless an exemption applies, each medical device, such as our insulin pump, that is intended to be commercially distributed in the United States requires either prior 510(k) clearance or pre-market approval (“PMA”) from the FDA. Based on the FDA guidance documents that we have reviewed and the opinion of our FDA regulatory consultant, we expect to be subject to the shorter and more streamlined 510(k) process, which typically involves less risk of uncertainty and the submission of less supporting documentation, and without the costly clinical trials associated with PMA. Generally, gaining 510(k) clearance for a product turns on demonstrating that the subject product is “substantially equivalent” to a previously cleared 510(k) device.

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We are  working  closely with our FDA regulatory consultant to complete, finalize and file our FDA submission, including our pre-market notification to the FDA for 510(k) clearance and all other documentation necessary to obtain FDA approval of our insulin pump. This will involve three material steps. First, we will engage the FDA in a pre-submission conference to ensure that we understand and meet the FDA’s requirements, expectations and standards with regard to approval of our product. At this meeting, our team, including our FDA regulatory consultant, will receive FDA comments and guidance regarding our proposed submission during the pre-market notification period for 510(K) clearance (including any suggested modifications to the device description, indications for use or summary of supporting data contained in the notification). We currently expect such conference will be conducted near the end of the third quarter of 2019. Second, we will prepare our pre-market notification to be part of our submission to the FDA, demonstrating that our insulin pump is substantially equivalent to an insulin pump previously cleared by the FDA and legally marketed to the public. Third, we will prepare our submission to the FDA, to include all of the appropriate results of tests (relating to, among other things, user effectiveness, sterility, pump efficiency and shipping compatibility) demonstrating safety and efficacy of the product in satisfaction of the mandates of the Federal Food, Drug and Cosmetics Act (the “Act”), including requirements with regard to registration and listing, labeling, medical device reporting and good manufacturing practices. We currently expect to make this submission near the end of the fourth quarter of 2019 or in the first quarter of 2020.”

We respectfully suggest that, because of the length of the text, the foregoing is more appropriately inserted in the “Our Business” section rather than in the “Prospectus Summary” section of the Registration Statement, where the Staff asked that the disclosure be inserted.

Rather than revealing material disadvantages with regard to our pump, the “specific feedback” (“substantial feedback” in the prior version) that we have received has highlighted patients’ preferred attributes that we have taken into account and we have refined our prototype accordingly. For example, based on feedback from patients in our target market segment, we have modified our product to meet several user preferences, such as enhanced compatibility with smart phones, the flexibility for pump usage for limited periods of time without a controller and the ability to temporarily remove the pump.

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The Private Placement Transactions, page 2

5.	Please reconcile the number of shares purchased for cash in the 2017 placement as disclosed here and on page F-10. Also, if some of the selling shareholders did not pay cash for the offered securities, please disclose the number of shares exchanged for new shares and when the exchanged shares were “previously canceled”; include appropriate disclosure regarding the exchange in your “Selling Shareholders” section regarding each selling shareholder who did not pay cash.

On April 28, 2017, Manchester Explorer, L.P. (“Manchester”), purchased 2,900,000 shares of common stock of the Company, resulting in Manchester owning approximately 83% of the issued and outstanding shares of common stock of the Company. The purchase price paid by Manchester for such 2,900,000 shares was $375,000. As a condition to, and simultaneously with, the closing of the 2017 Placement and the Company’s acquisition of Quasuras, on July 24, 2017, Manchester cancelled all of such 2,900,000 shares and purchased 4,545,455 shares in the 2017 Placement for $3,000,000. As consideration for Manchester cancelling the 2,900,000 shares, the Company agreed to repay Manchester the $375,000 purchase price it paid for the 2,900,000 shares. However, because the Company did not want to use its limited cash resources (the net proceeds received in the 2017 Placement), to buy back such 2,900,000 shares, Manchester accepted 568,182 restricted shares in the 2017 Placement (with such share being valued at $0.66 per share, the same price as paid by all purchasers in the 2017 Placement) from the Company in lieu of a $375,000 cash payment. In addition to being disclosed in the Company’s fiscal year 2019 and 2018 audited financial statements, this arrangement was also disclosed to purchasers in the private placement and in the Company’s Current Report on Form 8-K filed with the Commission on July 29, 2017. It is worth noting that the $0.66 per share value of the 568,182 shares accepted by Manchester for the cancellation of its 2,900,000 shares was significantly greater than the $0.13 per share purchase price Manchester originally paid for the 2,900,000 shares that it purchased from the Company.

As requested, the language in the Registration Statement under the heading “Prospectus Summary – The Private Placement Transactions” has been revised so as to reconcile such language with the disclosure on page F-10 of the Registration Statement.

Except as disclosed in the first paragraph of this Response 5 with regard to Manchester, all other Selling Shareholders paid cash for their Shares in one or both of the 2 Private Placements. As a result, except as noted in the immediately preceding sentence, no other revisions to the “Selling Shareholders” section have been made in response to the Staff’s comments.

Corporate History and Background, page 3

6.	Please provide us your analysis of whether you are an “emerging growth company” as defined in Section 2 of the Securities Act.

Based upon the definition of an “emerging growth company” (an “EGC”), in Section 2(a)(19) of the Securities Act, the Company believes that, because its total annual gross revenues during the most recent fiscal year (March 31, 2019), were less than $1.07 billion, it has not issued more than $ 1 billion in non-convertible debt in the past three years and is not a “large accelerated filer” (as defined in Rule 12b-2 of the Exchange Act), the Company qualifies as an EGC.

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To reflect the above and certain additional disclosure relating to certain implications under the federal securities laws of being classified as an EGC, we have checked the EGC box on the Registration Statement cover page, added disclosure to the Prospectus cover page, in the Prospectus Summary and Risk Factors section of the Prospectus.

Risk Factors, page 4

7.	Please include appropriate risk factors regarding (1) the conclusions of your CEO and CFO related to the effectiveness of your controls and procedures and (2) the extent of your board of directors’ ability to adopt any recapitalization by effecting a forward or reverse split of the outstanding shares of your common stock without shareholder approval. We note your Article IX of exhibit 3.1.

In accordance with the Staff’s above request, we have added the following two Risk Factors to the Registration Statement:

•	“If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require our management to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Based on its evaluations, our management concluded that there were material weaknesses in our internal control over financial reporting and management concluded that the Company’s internal controls over financial reporting were not effective as of March 31, 2019. Such material weaknesses related to inadequate internal controls over financial reporting, and the lack of segregation of duties in our financial reporting process. Specifically, management noted that we do not have a separately designated audit committee or an independent director. Any failure to implement new or improved controls necessary to remedy the material weaknesses described above, or difficulties encountered in the implementation or operation of these controls, could harm our operations, decrease the reliability of our financial reporting, and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.”

•	“Our Board of Directors is able to adopt recapitalizations through forward or reverse splits of our outstanding shares of common stock without shareholder approval.

Pursuant to Article IX of our second amended and restated articles of incorporation, our board of directors has the power, without obtaining shareholder approval, to effectuate recapitalizations of the Company through forward or reverse splits of our outstanding common stock. As a result of such provision, our board of directors can implement recapitalizations of the Company by effectuating a forward or reverse stock split of our outstanding common stock, which would increase or decrease each of our shareholder’s number of shares owned, and our shareholders will have no right to approve or disapprove any such action even if such actions have a material adverse effect on them.”

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8.	We note your disclosure on page 23 regarding your Board of Directors being elected annually. Please show us how you comply with Regulation 14A or 14C, as appropriate, in connection with shareholder action. Also clarify whether shareholders have the ability to vote on the directors appointed under the agreement mentioned on page 34. Include any appropriate risk factors.

In the July 24, 2017 agreement pursuant to which the Company acquired Quasuras, the Company agreed that for a period of 5 years following such date the Company’s board of directors would consist of no less than 2 and no more than 5 directors. Of such directors, Manchester would have the right to appoint two directors, one of whom would be Mr. Frank, and Mr. DiPerna, in addition to being chairman, would have the right to appoint two additional directors. On January 26, 2019, Liam Burns was appointed a director, which appointment constituted one of the two additional directors that Mr. DiPerna has the right to appoint. As a result, other than such above appointees, no new directors have been elected or appointed, either at an annual meeting of shareholders or by written consent of the Company’s shareholders, since that time and, therefore, compliance with Regulation 14A or 14C was not implicated. Taking into account the Staff’s Comment 8 and the above, we have amended the Section of the Registration Statement entitled “Description of Common Stock—Common Stock” accordingly.

Additionally, to more specifically disclose the above risk, as requested by the Staff, we have revised the relevant risk factor contained in the “Risk Factor” section of the Registration Statement to read as follows:

•	“If the beneficial ownership of our stock continues to be highly concentrated, it may prevent you and other shareholders from influencing significant corporate decisions; right of certain parties to appoint directors.

As of June 30, 2019, our executive officers, directors and certain persons who may be deemed their affiliates beneficially owned substantially in excess of 50.1% of our issued and outstanding common stock. As a result, such persons may exercise substantial influence over the outcome of corporate actions requiring shareholder approval including, without limitation, the election of directors, certain mergers, consolidations and sales of all or substantially all of our assets or any other significant corporate transactions. Such persons may also vote against a change of control, even if such a change of control would benefit our other shareholders. In addition, pursuant to the July 24, 2017 agreement pursuant to which we acquired Quasuras, until July 24, 2022, our board of directors will consist of no less than 2 and no more than 5 directors, of which Mr. DiPerna, in addition to being our chairman, has the right to appoint 2 additional directors and Manchester has the right to appoint 2 directors, of which Mr. Frank constitutes 1 such director. As a result of such agreement, until July 24, 2022, other shareholders will not have the ability to elect any directors either at the annual meeting or by written consent, even if such other shareholders believe that our board of directors is taking actions to which the shareholders object. See “Stock Ownership by Principal Shareholders and Management” below.”

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Any failure to attract and retain skilled directors, executives, employees and consultants, page 7

9.	We note your disclosure on page 33 that Mr. DiPerna is the manager of one entity and the chief executive officer of another entity. Please add a risk factor to highlight, if appropriate, the amount of time Mr. DiPerna may work on your business and any conflicts. Also, please tell us why the disclosure on page 33 does not address the activity mentioned at the end of schedule 1.1 of exhibit 10.4.

For the reasons set forth below, the Company does not believe that Mr. DiPerna’s affiliations with the entities reflected on Schedule 1.1 to his employment contract involve any material conflict relative to his duties to the Company and respectfully submits that a risk factor in that respect is not necessary. The Company’s position is based on the business activities in which these companies are engaged, their current level of activity and the time that Mr. DiPerna devotes to the affairs of such businesses. With regard to National Cardiac, Inc., a company developing a low cost external heart monitor, Mr. DiPerna has indicated that he is no longer the chief executive officer and is now just a board member with just a minority (5%) stake and devotes less than one hour per month to the affairs of this company, which is currently not generating any revenue. According to Mr. DiPerna, Fuel Source Partners, LLC is primarily Mr. DiPerna’s personal vehicle through which he had operated his consulting activities and that the activities of this company are now nearly dormant, such that Mr. DiPerna devotes less than one hour per month to this company. With regard to Patient Focused Innovation Partners LLC (“PFIP”), which is involved with weight-loss treatment, Mr. DiPerna indicated that he is one of three owner members of this company, which currently has no operations other than managing patent applications. Mr. DiPerna also indicated that he expects that the affairs of this company will be completely wound down by the end of 2019, and he is currently devoting less than one hour per month to PFIP activities.  Based upon the above, we respectively inform the Staff that we believe that no additional risk factor disclosure is necessary with regard to the Staff comment 9.

Notwithstanding the above, the Company has added the following two sentences to the end of Mr. DiPerna’s biographical information in the “Management” section of the Registration Statement:

“In addition to FCP and Cardiac, Mr. DiPerna is one of 3 owners of a company that currently manages patent applications with regard to a gastric delivery system. Mr. DiPerna has informed us that he devotes less than 3 hours per month in the aggregate to these activities which he expects to further decrease over time.”

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We will need to outsource and rely on third parties, page 7

10.	Please expand the appropriate section to disclose the material termination provisions of your agreements mentioned in the third sentence of the second paragraph of this risk factor. Also, provide us your analysis of whether you must file any of the agreements as exhibits to your registration statement.

To comply with the Staff’s request, we have revised the following Risk Factor in the Registration Statement to read as follows:

“We do not have internal research and development personnel, making us dependent on consulting relationships and strategic alliances with industry partners.

We consider research and development to be an important part of the process of designing, developing, obtaining regulatory required approvals and the eventual commercialization of our insulin pump. For the quarter ending June 30, 2019, our research and development expenditures increased approximately 518% to $703,783 from $135,789 during the same quarter in 2018. For our fiscal year ended March 31, 2019, research and development expenditures increased by 466% to $1,882,345 as compared to $332,642 for fiscal year 2018. Such increases in research and development expenditure are attributable to effort and expenses incurred in designing and developing our innovative insulin pump. We expect to continue to incur substantial costs related to research and development.

We currently have no research and development personnel, and rely and expect for the foreseeable future to continue to rely, on third party consultants to perform such functions for us. As a result, we are and expect to continue for the foreseeable future to be dependent on such third parties. Generally, our contracts with such third parties, are terminable for any reason by us or such third parties on 2 weeks to 30 day notice (with one exception providing for 90 days’ notice) and provide for no severance or termination benefits to such third parties. As a result, such third parties may be able to terminate their contractual relationships with us quickly and with little, if any, notice. Although we believe there is a relatively large and readily accessible network of third parties that we can draw from to replace any of our then third party consultants, no assurances can be given that we would be able to quickly and seamlessly find and hire suitable replacements. Any material interruption or delay in our research and development activities performed by our third party consultants could impair our ability to meet any deadlines and materially impair our then product design and development, regulatory approval and/or commercialization activities which could have a material adverse effect on our business, financial condition and stock price. In addition, if we do not appropriately manage our relationships with such third parties, we may not be able to efficiently manage the development, testing, regulatory approval and eventual commercialization of our insulin pump, which also could have a material and adverse effect on our business, financial condition and stock price.”

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Please note that because of the short term and “project by project” nature of these standard consulting contracts and the fact that the third party consultants and contractors retained thereunder are not “significant employees” (as defined in Regulation S-K Item 401(c)), we do not believe that these standard consulting contracts need to be filed as exhibits to the Registration Statement.

Selling Shareholders, page 16

11.	We note your disclosure indicating that footnotes would contain any exceptions to your statements in the last sentence of the first paragraph. Please ensure that the footnotes that you mention describe the exceptions.

With regard to the last sentence of the first paragraph of the Selling Shareholders section of the Registration Statement, the only exception relates to Mr. DiPerna’s positions with the Company during the last three years, which we confirm is disclosed in footnote 11 to the Selling Shareholders Table.

Our Solution, page 27

12.	Please disclose the basis, to the extent material, for your belief that your “proposed insulin pump will be the simplest and least expensive product on the market and the easiest for physicians to prescribe for diabetes patients” in view of the status of your product mentioned in the fourth paragraph on page 27. Also, if claims regarding safety can be made only after the FDA has not cleared a product for sale, please tell us why you believe it is appropriate to make claims regarding safety like you do on page 27.

In response to the Staff’s comments, we have revised the “Our Business” section of the Registration Statement to delete the following two sentences on page 27:

We believe that, owing to our new proprietary technology, our proposed insulin pump will be the simplest and least expensive product on the market and the easiest for physicians to prescribe for diabetes patients.

We believe such prototype will need to be modified to provide the safety features required to meet today’s standards and manufacturing considerations and to restrain costs.

Government Regulation, page 28

13.	We note your disclosure regarding your intended consumers in the last sentence on page 27. Please tell us why this section does not address the regulatory process of relevant foreign authorities.

The United States has by far the highest incidence of people with diabetes using pumping technology, such that the Company’s immediate focus in terms of marketing its prototype product is exclusively in the United States.  The Company has explored some foreign opportunities and, with regard to surveying markets in the European Union, has retained a business development consultant to conduct a cursory review of the process of gaining CE approval and to consider the protocols for regulatory approval in various countries. However, these overtures are relatively premature and far from being implemented. The Company has no current concrete plans to market its product in Europe in the near future.

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In response to the Staff’s comment, the phrase “and around the world” in the “Our Business” section on page 27 of the Registration Statement (page 31 of Amendment No. 1) has been deleted.

14.	We note your disclosure that you anticipate that your proposed product will require the PMA approval process. Please more fully disclose the nature of that process; include, as applicable, the investigational device exemption process, and, if needed, whether you have received the exemption. Also disclose the duration of the PMA process, and clarify the nature of the “more rigorous examination” that you mention in the first sentence on page 29.
Our original expectation, reflected in the “Our Business” section on page 29 of the Registration Statement, that our product would be subject to PMA, was based on the fact that we were once considering constructing our product in such a way that insulin was to be inserted in our pump’s cartridge. Since we are no longer considering constructing our pump in that manner, that language is no longer appropriate. Consequently, in response to the staff’s comment, the “Our Business” section of the Registration Statement has been revised to delete the following sentence:
We anticipate that our proposed product will require the more costly, lengthy and uncertain PMA approval normal process.
In response to the Staff’s comment, the “Our Business” section of the Registration Statement has been further revised to include the following:
“Before we can market our prototype insulin pump to the public, we will need to obtain FDA clearance. Our insulin pump is and will be subject to extensive and ongoing regulation by the FDA and other federal, state, and local regulatory bodies. FDA regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, labeling, post-market adverse event reporting, post-market surveillance, complaint handling, repair or recall of products, product storage, record keeping, pre-market clearance or approval, advertising and promotion, and sales and distribution.
Unless an exemption applies, each medical device, such as our insulin pump, that is intended to be commercially distributed in the United States requires either prior 510(k) clearance or pre-market approval (“PMA”) from the FDA. Based on the FDA guidance documents that we have reviewed and the opinion of our FDA regulatory consultant, we expect to be subject to the shorter and more streamlined 510(k) process, which typically involves less risk of uncertainty and the submission of less supporting documentation, and without the costly clinical trials associated with PMA. Generally, gaining 510(k) clearance for a product turns on demonstrating that the subject product is “substantially equivalent” to a previously cleared 510(k) device.

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The FDA’s 510(k) clearance pathway generally takes from three to twelve months from the date the application is completed, but, if additional testing, verifications or other procedures (or even clinical trials in care instances) are required, can take significantly longer (as compared to PMA which can extend from one to three years, or longer in certain instances). After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can, at its discretion, require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies, which may include any of the following sanctions: untitled letters or warning letters, fines, injunctions, consent decrees, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusal of or delay in granting 510(k) clearance of new products or modified products or rescinding previously granted 510(k) clearances. Any of these sanctions could result in higher than anticipated costs and have a material adverse effect on our reputation, business and financial condition. See “Risk Factor – Government Regulation,” above.

The FDA can delay, limit or deny clearance or approval of our proposed pump device for many reasons, including:

•	our inability to demonstrate that our product is safe and effective for its intended users;
•	our inability to demonstrate that our product is the “substantial equivalent” of a previously cleared device;
•	the data from our user studies may be insufficient to support clearance or approval; and
•	failure of the manufacturing process or facilities we use to meet applicable requirements.
In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our pump.”
By the reference to “more rigorous examination” on page 29 (page 33 of Amendment No. 1), we mean that, although we anticipate that we will be subject to the 510(k) process and not to the lengthier review period, increased documentation requirements and clinical trials involved in PMA, we may nonetheless be subject to additional testing, further verification and any other procedures that may be required at the direction of the FDA.”

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Operating Expenses, page 30

15.	Please clarify the nature of the consulting services mentioned in the second sentence of this section. Also, clarify what you mean by the phrase “increasing outside expenses.”
For the cost and flexibility reasons mentioned in the response to paragraph 10 above, we rely on outside expert consultants to conduct our regulatory submission process, laboratory testing procedures, and quality control mechanisms. We also will rely heavily on outside contractors for manufacturing our products.
In response to the staff’s request, we modified the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to include the following:
“By increasing outside expenses, we mean that, as we continue to implement product design enhancements and as we further progress along the path to FDA approval, these expenses will escalate.”

Management, page 33

16.	If you elect to highlight achievements related to the companies that you mention, please ensure that your disclosure is balanced. For example, did the companies incur material losses?

To conform to the Staff’s request, we have revised Mr. DiPerna’s biographical information set forth in the “Management” section of the Registration Statement to delete the “highlight achievements” related to the companies discussed therein, so as to read as follows:

“Paul DiPerna is and has been since our July 24, 2017 acquisition of Quasuras, our chairman, chief executive officer, chief financial officer, secretary and treasurer. Mr. DiPerna began his career in approximately 1980 as a mechanical design engineer in the automated test equipment industry before moving in approximately 1989 to a start-up in the blood separation sciences industry. This company was eventually acquired in approximately 1991 by Baxter Healthcare (“Baxter”). Following such acquisition, Mr. DiPerna became employed by Baxter and held various positions during his approximate 12 years at Baxter. While at Baxter, Mr. DiPerna worked on numerous projects and initiatives including leading a team of approximately 50 engineers in developing equipment in the blood separation sciences industry. In approximately 1996, Mr. DiPerna was promoted to General Manager of Baxter’s business development group to identify targets for Baxter’s expansion opportunities in the medical device industry. While holding such position, Mr. DiPerna led a team researching custom orthopedics, digital dentistry and rapid prototyping. In such role, one of Mr. DiPerna’s assignments was identifying synergistic opportunities in the diabetes industry. As a result, Mr. DiPerna developed substantial expertise and knowledge in the diabetes industry and led attempts by Baxter to acquire three insulin pump manufacturers. In 2003, Mr. DiPerna left Baxter and founded what subsequently became Tandem Diabetes Care, Inc. (“Tandem”). While at Tandem, Mr. DiPerna held various positions, including as director, chief executive officer and chief technology officer and was primarily responsible for the design concept and development of Tandem’s initial insulin pump, which subsequently was commercialized by Tandem. Tandem is a medical device company that designs, develops and commercializes products for people with insulin dependent diabetes. In 2011, Mr. DiPerna resigned from his executive officer position and board seat at Tandem but continued to assist the company through 2013. In approximately January, 2012, Mr. DiPerna was the co-inventor with regard to a private company with property rights in a medical device used for blood borne infection control called the “Curos Cap.” Curos Cap was acquired by 3M Corporation in 2015. Thereafter, Mr. DiPerna founded a company, Fuel Source Partners, LLC (“FSP”), where he is the manager of, to incubate early stage medical device products and accumulate technical talent. One of such proposed products was spun-out to Quasuras in March 2015, which we acquired in July 2017. Mr. DiPerna owns a variety of, patents and patents pending and is a member of the American Diabetes Association. Mr. DiPerna received a Masters in Engineering Management from Northeastern University and a BS in Mechanical Engineering from the University of Lowell. In January 2017, Mr. DiPerna joined National Cardiac Incorporated (“Cardiac”) as the chief executive officer and a board member to leverage Cardiac’s technology in the cardiac monitoring space. In addition to FSP and Cardiac, Mr. DiPerna is one of 3 owners of Patient Focused Innovation Partners (“PFIP”), a company that manages patent applications with regard to a weight loss product. Mr. DiPerna has informed us that he devotes less than 3 hours per month in the aggregate to his activities with FSP, Cardiac and PFIP, which he expects to further decrease over time. We believe that Mr. DiPerna is qualified to serve as the chairman of our board of directors due to his extensive knowledge and experience in the medical device industry generally, and, in particular, with regard to insulin pumps and the diabetes industry as well as his management and leadership experience from holding director and senior executive positions in other public and private companies and leading project development teams of medical device companies.”

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17.	Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Messrs. DiPerna, Burns and Frank should serve as directors.

To comply with the Staff’s request, at the end of the biographical information appearing in the “Management” section of the Registration Statement for each Messrs. DiPerna, Frank and Burns, the following additional disclosure related to Item 401(e)(1) of Regulations S-K has been added (as applicable).

“We believe that Mr. DiPerna is qualified to serve as the Chairman of our Board of Directors due to his extensive knowledge and experience in the medical device industry generally and in particular with regard to insulin pumps and the diabetes industry as well as his management experience from holding director and senior executive positions and leading early project development teams.”

“We believe that Mr. Frank is qualified to serve as member of our board of directors due to his extensive prior experience conducting financial analysis of public companies including development stage companies including of their management teams, products including products being developed and the potential markets for such products and factors that could effect the likelihood and timing of success and market penetration as well as his capital raising activities. We believe this not only provides us with valuable insights into the financial markets and how potential investors and markets may analyze us for capital raising and other related purposes.”

“We believe that Mr. Burns is qualified to serve as a member of our board of directors due to his extensive experience and background in developing and launching new medical technologies, commercial strategy, marketing and branding as well as his experience in metabolic health.”

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Involvement in Legal Proceedings, page 34

18.	We note the reference to the “disclosure with regard to Mr. Burns;” however, the disclosure appears to be missing. Please advise or revise.

The Staff’s comment is addressed by the insertion of the following in the biography of Liam Burns in the “Management” section of the Registration Statement:

“From January 2014 to March 2018, he was the Vice President, Global Sales and Marketing for Dextera Surgical Inc., which marketed the world’s smallest surgical stapler. Dexteria Surgical Inc. filed for bankruptcy protection on December 11, 2017 and was subsequently sold to B. Braun Aesculap in 2018. .From January 2013 to September 2016, Mr. Burns was the managing member and majority interest holder in Bensi Flemington LLC., which operated a restaurant in Flemington, New Jersey. Bensi Flemington LLC filed for bankruptcy protection on August 11, 2015.”

The DiPerna Employment Agreement and Related Agreements, page 35

19.	Please disclose the post-termination compensation provision mentioned in section 5(c) of exhibit 10.4 and the change of control compensation mentioned in section 6 of that exhibit. Also, file as exhibits to your registration statement the agreements mentioned in the last sentence of this section.

To comply with the Staff’s request, we have added the below disclosure to the last sentence of the first paragraph of the section in the Registration Statement titled “Management – The DiPerna Employment and Related Agreements”:

“In addition pursuant to our employment agreement with Mr. DiPerna, in the event that we terminate Mr. DiPerna’s employment without cause or he resigns with good reason, we will pay Mr. DiPerna a lump sum of $200,000. In the event that we terminate Mr. DiPerna’s employment for cause, we are not obligated to make any severance payment and Mr. DiPerna will receive only his base compensation through the last day of his employment. In the event of Mr. DiPerna’s death or disability, he will receive his base compensation through the last day of his employment and will remain eligible for all applicable benefits relative to death or disability pursuant to any plans that we have in place at such time. In the event of a “change in control” (as defined in the employment agreement), Mr. DiPerna will be paid a lump sum of $100,000 within sixty days of the time at which such change of control takes place.”

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Although the Registration Statement stated that the Intellectual Property Assignment Agreement and Technology Royalty Agreement were filed as Exhibits to Form 8-K on July 29, 2017 and were incorporated by reference therein, we have added these two agreements as Exhibits 10.5 and 10.6 to Amendment No. 1.

Composition of the Board, page 35

20.	Please describe the effect of section 3.03 of exhibit 3.2 to your registration statement. Executive Compensation, page 37

In response to the Staff’s comment, we note the following:

Section 3.03 of the Company By-Laws provides:

“Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.”

However, as discussed in greater detail in Response 8 above, pursuant to the 2017 agreement pursuant to which we acquired Quasuras, until July 24, 2022, the Company’s board of directors consists of no more than five (5) and no less than two (2) directors of which (i) MMC has the right to appoint two (2) such directors, one of whom is Mr. Frank, and (ii) Mr. DiPerna has the right, in addition to being Chairman, to appoint 2 additional directors. As a result, Section 3.03 of the Company’s by-laws will not be implicated at least until July 2022.

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21.	Please reconcile your disclosure in the table on page 38 about the salary of $30,000 and all other compensation of $105,000 for the fiscal year ended March 31, 2018 with your disclosure in footnote (1) on page 38 that Mr. Diperna was named CEO on July 24, 2017 at an annual salary base of $180,000. Also, clarify how the option grant mentioned in the first paragraph on page 39 is reflected in the first table on page 38, and note the disclosure required by the Instructions to Regulation S-K Item 402(c)(2)(v) and (vi) or Item 402(n)(2)(v) and (n)(2)(vi), as appropriate.

In response to the Staff’s comment, we have revised the “Executive Compensation – Summary Compensation Table (Executive Officers and Directors)” to read as follows:

SUMMARY COMPENSATION TABLE (Executive Officers and Directors)

Name and Principal Position	Year Ended March 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Paul DiPerna,	2019	$192,510	-0-	-0-	42,761	-0-	-0-	-0-	$235,271
CEO, CFO,	2018	$30,000	-0-	-0-	-0-	-0-	-0-	$105,000	$135,000
Secretary,
Treasurer and
Director (1)
Morgan Frank, Director	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Liam Burns,
Director (2)	2019	-0-	-0-	-0-	11,249	-0-	-0-	10,000	21,249

(1)	Mr. DiPerna was named Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director of the Company on July 24, 2017 at an annual salary base of $180,000, which was increased to $300,000 in August 2018. Pursuant to his employment agreement then in effect, for the fiscal year ending March 31, 2018, Mr. DiPerna had received $105,000 as a consultant and $30,000 in salary which represented his base compensation through the end of that reporting period. During this period, the Company did not have employees, only consultants. The Company implemented a payroll provider through ADP in February 2018 and certain key consultants, including Mr. DiPerna, were added to the Company’s payroll as employees. On August 15th, September 15th and October 15th, 2018, the Company granted 54,039 options to Mr. DiPerna in lieu of salary. The options expire on August 14th, September 14th and October 14th, 2028 and vest immediately. The fair value of these options was determined to be $24,840. On November 15th and December 15th 2018, the Company granted 10,648 options to Mr. DiPerna in lieu of salary. The options expire on November 14th, and December 14th, 2028 and vest immediately. The fair value of these options was determined to be $17,921. The following assumptions were used in the fair value method calculation: volatility: 71% – 112%; risk free rate of return: 2.73% – 3.01%; and expected term: 5 years.
(2)	Mr. Burns entered into a services contract to serve on our Board of Directors for an annual retainer of $10,000 paid quarterly together with a grant of 90,000 non-qualified stock options under our EIP with a three year vesting period and an exercise price of $2.25 per share. On January 16, 2019, the Company granted 90,000 options to Mr. Burns, these options will be fully vested three years from the date granted (the vesting schedule provides that 33% of such options will vest on the first anniversary of the grant date). The 90,000 options will expire on January 15, 2029. The fair value of the options 90,000 shares was determined to be $163,620 and $24,478 had accrued as of June 30, 2019. On April 15th and May 15th 2019, the Company granted 8,907 options to Liam Burns, these options will be fully vested on the grant date. The 8,907 options will expire on April 14 and May 14, 2029. The fair value of the 8,907 options was determined to be $15,000. The following assumptions were used in the fair value method calculation: volatility: 97.49% - 104%; risk free rate of return: 2.15% - 2.54%; and expected term: 5 - 5.88 years.

Related Party Transactions, page 40

22.	We note your reference to $120,000 in the first paragraph. Please revise given the threshold in Regulation S-K Item 404(d)(1). Also, provide disclosure that addresses the entire time period mentioned in Instruction 1 to Item 404.

To comply with the Staff’s request, we have revised the disclosure set forth in the section of the Registration Statement titled “Related Party Transactions”. Such section now reads as follows:

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“A “Related Party Transaction” means a transaction (including any series of related transactions or a material amendment or modification to an existing Related Party Transaction) directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K. Generally, under Item 404(a) of Regulation S-K, we are required to disclose any transaction occurring since the beginning of the last two fiscal years preceding our last fiscal year, or any currently proposed transaction, involving us or our subsidiary where the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which any Related Party had or will have a direct or indirect material interest. A “Related Party” means any of the following: (i) any of our directors of the Company or Director Nominees; (ii) any of our executive officers; (iii) a person known by us to be the beneficial owner of more than 5% of our common stock or (iv) an immediate family member of any of the foregoing.

Except as provided elsewhere in this prospectus with regard to Mr. DiPerna, no director, executive officer or affiliate of ours or owner of record or beneficially of more than five (5%) percent of our common stock is a party to a Related Party Transaction with us. See “Management – The DiPerna Employment and Related Agreements.”

Consolidated Statements of Stockholders’ Equity, page F-4

23.	Please revise the penultimate caption of the table to correctly indicate that the net loss is for the fiscal year ended March 31, 2019, rather than for the quarter ended March 31, 2019.

As requested by the Staff, such revision has been made.

Note 1 - Organization and Summary of Significant Accounting Policies Earnings Per Share (“EPS”), page F-9

24.	Revise this note and your Consolidated Statement of Operations on page F-3 to present your earnings per share to the nearest cent, so as not to imply more precision than exists.

As requested by the Staff, such revisions have been made.

25.	Revise to disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to ASC 260-10-50-1(c).

To comply with the Staff’s request, we have added the following on page F-9 to the section of the Financials entitled the “Earnings Per Share (“EPS”)”:

“Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. During the fiscal years ended March 31, 2019 and 2018 we incurred losses. Therefore, the effects of any common stock equivalent were anti-dilutive during those periods.”

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Note 5 - Stockholders’ Equity Stock Options, page F-11

26.	Please revise to disclose the method used to estimate the fair value of the equity instruments granted during the period to both employees and consultants, as well as the underlying basis for the assumptions used. Refer to ASC 718-10-50-2(f) and 505-50-50-1. In addition, as applicable, revise to provide the disclosures required by ASC 718-10-50- 2(c) through (e).
In response to the Staff’s request, we have added the following on page F-13 at the end of the section of the Financials entitled “Stock Options”:
“The relative fair value of each of the granted options set forth above has been calculated using the Black–Scholes–Merton pricing model, which includes simplified method to establish fair term of options as well as average volatility of three comparable organizations.”
27.	You disclose on page F-12 that options issued to consultants were valued at $682,240 and was accrued monthly in research and development expenses for the year ended March 31, 2019. However, we note from your statement of cash flows that total stock-based compensation expense for fiscal year 2019 was $532,108. Please revise to clarify this discrepancy and to disclose the method used for measuring compensation cost from share- based payment arrangements.

In Response to the Staff’s request, we have added the following on page F-13 to the section of the Financials entitled “Stock Options”:

During the fiscal year ended March 31, 2019, the Company granted options to purchase 1,529,208 shares of common stock to certain employees and consultants. The fair value of the options granted was $1,021,733, and the Company has been recording stock-based compensation expense for each grant over the respective vesting periods. For the year ended March 31, 2019, the Company recorded stock-based compensation expense of $532,108, which is less than the total fair value. This difference of $489,625 represents stock-based compensation expense that will be recognized subsequent to March 31, 2019, so long as the option grants remain outstanding and vesting continues. The table below provides a reconciliation of total fair value of the options granted and related expense recognized by the Company during fiscal 2019.

Grantees	Option Shares	Vesting Periods	Total Fair Value of Options	2019 Stock-Based Compensation Expense	Unrecognized expense at March 31, 2019
Consultants	1,280,000	July 25, 2018 to July 24, 2019	$682,240	$466,197	$216,043
Consultants	185,221	January 16, 2019 to January 15, 2022	$336,732	$23,150	$313,582
Chief Executive Officer	64,687	*	$42,761	$42,761	—
Total	1,529,908		$1,021,733	$532,108	$489,625

* Options were fully vested as of the grant date, as disclosed above.

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Signatures, page 48

28.	Please clarify below the second paragraph of text that Form S-1 requires on the Signatures page who signed your document in the capacity of principal accounting officer or controller.

To comply with the Staff’s comment, its requested clarification has been made on the signature page to the Registration Statement.

Please contact either me or our outside counsel copied hereon, Lawrence Nusbaum and Howard Mulligan of Gusrae Kaplan Nusbaum PLLC, at 212-269-1400, with any questions that you may have.

The Company hereby respectfully submits this letter as of the date first above written.

Very truly yours,

/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

CC:	Lawrence G. Nusbaum, Esq.
Howard F. Mulligan, Esq.

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